

FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

(in millions, except per share amounts)

	2006	2005	2004
Sales and revenues			
Automotive sales . . . . $	143,307	$ 153,474	$ 147,119
Financial Services revenues	16,816	23,422	25,197
Total sales and revenues	160,123	176,896	172,316
Costs and expenses			
Automotive cost of sales	148,869	144,924	135,755
Selling, administrative and other expenses	19,180	24,622	24,012
Interest expense	8,783	8,417	8,471
Financial Services provision for credit and insurance losses	241	483	1,212
Total costs and expenses	177,073	178,446	169,450
Automotive interest income and other non-operating income/(expense), net	1,478	1,249	988
Automotive equity in net income/(loss) of affiliated companies	421	285	255
Gain on sale of The Hertz Corporation	-	1,095	-
Income/(loss) before income taxes	(15,051)	1,079	4,109
Provision for/(benefit from) income taxes	(2,646)	(845)	643
Income/(loss) before minority interests	(12,405)	1,924	3,466
Minority interests in net income/(loss) of subsidiaries	210	280	282
Income/(loss) from continuing operations	(12,615)	1,644	3,184
Income/(loss) from discontinued operations	2	47	(146)
Income/(loss) before cumulative effects of changes in accounting principles	(12,613)	1,691	3,038
Cumulative effects of changes in accounting principles	-	(251)	-
Net income/(loss) . . . . $	(12,613)	$ 1,440	$ 3,038
Average number of shares of Common and Class B Stock outstanding	1,879	1,846	1,830
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK			
Basic income/(loss)			
Income/(loss) from continuing operations . . . . $	(6.72)	$ 0.89	$ 1.74
Income/(loss) from discontinued operations	-	0.03	(0.08)
Cumulative effects of changes in accounting principles	-	(0.14)	-
Net income/(loss) . . . . $	(6.72)	$ 0.78	$ 1.66
Diluted income/(loss)			
Income/(loss) from continuing operations . . . . $	(6.72)	$ 0.87	$ 1.59
Income/(loss) from discontinued operations	-	0.02	(0.07)
Cumulative effects of changes in accounting principles	-	(0.12)	-
Net income/(loss) . . . . $	(6.72)	$ 0.77	$ 1.52
Cash dividends . . . . $	0.25	$ 0.40	$ 0.40

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$ 28,894	$ 28,406
Marketable securities	21,472	10,672
Loaned securities	5,256	3,461
Finance receivables, net	106,863	105,975
Other receivables, net	7,782	8,536
Net investment in operating leases	29,834	27,099
Retained interest in sold receivables	990	1,420
Inventories	11,578	10,271
Equity in net assets of affiliated companies	2,787	2,579
Net property	38,505	40,676
Deferred income taxes	4,950	5,880
Goodwill and other net intangible assets	6,937	5,945
Assets of discontinued/held-for-sale operations	-	5
Other assets	12,706	18,534
Total assets	$ 278,554	$ 269,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 23,549	$ 22,910
Accrued liabilities and deferred revenue	82,518	73,047
Debt	172,049	153,278
Deferred income taxes	2,744	5,660
Total liabilities	280,860	254,895
Minority interests	1,159	1,122
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (1,837 million shares issued; 6,000 million shares authorized)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued; 530 million shares authorized)	1	1
Capital in excess of par value of stock	4,562	4,872
Accumulated other comprehensive income/(loss)	(7,846)	(3,680)
Treasury stock	(183)	(833)
Retained earnings/(Accumulated deficit)	(17)	13,064
Total stockholders' equity	(3,465)	13,442
Total liabilities and stockholders' equity	$ 278,554	$ 269,459

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

(in millions)

	2006	2005	2004
Cash flows from operating activities of continuing operations			
Net cash flows from operating activities . . . . $	9,609	$ 20,387	$ 21,683
Cash flows from investing activities of continuing operations			
Capital expenditures	(6,848)	(7,517)	(6,738)
Acquisitions of retail and other finance receivables and operating leases	(59,793)	(54,024)	(63,284)
Collections of retail and other finance receivables and operating leases	41,502	48,257	51,002
Net acquisitions of daily rental vehicles	-	(1,552)	(2,192)
Purchases of securities	(23,678)	(11,883)	(11,767)
Sales and maturities of securities	18,456	8,735	16,648
Proceeds from sales of retail and other finance receivables and operating leases	5,120	17,288	6,481
Proceeds from sale of businesses	56	7,937	537
Cash paid for acquisitions	-	(2,031)	(30)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(4)	(1,255)	(39)
Other	325	1,849	2,292
Net cash (used in)/provided by investing activities	(24,864)	5,804	(7,090)
Cash flows from financing activities of continuing operations			
Cash dividends	(468)	(738)	(733)
Sales of Common Stock	431	895	21
Purchases of Common Stock	(183)	(570)	(172)
Changes in short-term debt	(5,825)	(8,713)	4,885
Proceeds from issuance of other debt	58,258	24,559	22,223
Principal payments on other debt	(36,601)	(36,080)	(36,000)
Other	(339)	(153)	(136)
Net cash (used in)/provided by financing activities	15,273	(20,800)	(9,912)
Effect of exchange rate changes on cash	464	(496)	505
Net increase/(decrease) in cash and cash equivalents from continuing operations	482	4,895	5,186
Cash from discontinued operations			
Cash flows from operating activities of discontinued operations	2	55	315
Cash flows from investing activities of discontinued operations	-	(49)	(320)
Cash flows from financing activities of discontinued operations	-	-	-
Net increase/(decrease) in cash and cash equivalents . . . . $	484	$ 4,901	$ 5,181
Cash and cash equivalents at January 1 . . . . $	28,406	$ 22,828	$ 17,672
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	4	681	656
Net increase/(decrease) in cash and cash equivalents	484	4,901	5,181
Less: cash and cash equivalents of discontinued/held-for-sale operations at December 31 . .	-	(4)	(681)
Cash and cash equivalents at December 31 . . . . $	28,894	$ 28,406	$ 22,828

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

(in millions)

	Capital Stock	Capital in Excess of Par Value of Stock	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)			Other	Total
				Foreign Currency Translation	Employee Benefit Related	Derivative Instruments and Other		
YEAR ENDED DECEMBER 31, 2004								
Balance at beginning of year	$ 19	$ 5,374	$ 10,057	$ 1,816	$ (3,520)	$ 1,462	$(1,749)	$13,459
Comprehensive income/(loss)								
Net income/(loss)	-	-	3,038	-	-	-	-	3,038
Foreign currency translation	-	-	-	2,321	-	-	-	2,321
Net gain/(loss) on derivative instruments (net of $76 of tax)	-	-	-	(125)	-	(16)	-	(141)
Minimum pension liability (net of $243 of tax)	-	-	-	-	(451)	-	-	(451)
Net holding gain/(loss) (net of $13 of tax)	-	-	-	-	-	(24)	-	(24)
Comprehensive income/(loss)								4,743
Common Stock issued for employee benefit plans and other	-	(53)	-	-	-	-	-	(53)
ESOP loan and treasury stock	-	-	-	-	-	-	21	21
Cash dividends	-	-	(733)	-	-	-	-	(733)
Balance at end of year	$ 19	$ 5,321	$ 12,362	$ 4,012	$ (3,971)	$ 1,422	$(1,728)	$17,437
YEAR ENDED DECEMBER 31, 2005								
Balance at beginning of year	$ 19	$ 5,321	$ 12,362	$ 4,012	$ (3,971)	$ 1,422	$(1,728)	$17,437
Comprehensive income/(loss)								
Net income/(loss)	-	-	1,440	-	-	-	-	1,440
Foreign currency translation	-	-	-	(3,684)	-	-	-	(3,684)
Net gain/(loss) on derivative instruments (net of $527 of tax)	-	-	-	285	-	(1,264)	-	(979)
Minimum pension liability (net of $229 of tax)	-	-	-	-	(425)	-	-	(425)
Net holding gain/(loss) (net of $30 of tax)	-	-	-	-	-	(55)	-	(55)
Comprehensive income/(loss)								(3,703)
Common Stock issued for employee benefit plans and other	-	(449)	-	-	-	-	-	(449)
ESOP loan and treasury stock	-	-	-	-	-	-	895	895
Cash dividends	-	-	(738)	-	-	-	-	(738)
Balance at end of year	$ 19	$ 4,872	$ 13,064	$ 613	$ (4,396)	$ 103	$ (833)	$13,442
YEAR ENDED DECEMBER 31, 2006								
Balance at beginning of year	$ 19	$ 4,872	$ 13,064	$ 613	$ (4,396)	$ 103	$ (833)	$13,442
Comprehensive income/(loss)								
Net income/(loss)	-	-	(12,613)	-	-	-	-	(12,613)
Foreign currency translation	-	-	-	2,585	-	-	-	2,585
Net gain/(loss) on derivative instruments (net of $266 of tax)	-	-	-	17	-	477	-	494
Minimum pension liability (net of $819 of tax)	-	-	-	-	1,542	-	-	1,542
Net holding gain/(loss) (net of $31 of tax)	-	-	-	-	-	(59)	-	(59)
Comprehensive income/(loss)								(8,051)
Adoption of Statement of Financial Accounting Standards Statement No. 158 (net of $646 of tax)	-	-	-	-	(8,728)	-	-	(8,728)
Common Stock issued for employee benefit plans and other	-	(310)	-	-	-	-	-	(310)
ESOP loan and treasury stock	-	-	-	-	-	-	650	650
Cash dividends	-	-	(468)	-	-	-	-	(468)
Balance at end of year	$ 19	$ 4,562	$ (17)	$ 3,215	$ (11,582)	$ 521	$ (183)	$ (3,465)

The Notes to the Financial Statements in the Form 10-K Report are an integral part of the Financial Statements.





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XBRL report   fmc-20061231.xml

XBRL taxonomy schema   fmc-20061231.xsd

XBRL taxonomy linkbase   fmc-20061231_lab.xml

XBRL taxonomy linkbase   fmc-20061231_pre.xml

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